Exhibit 99.1

Silicon Motion Announces Results for the Period Ended December 31, 2024

NEWS RELEASE

Business Highlights

•	Fourth quarter of 2024 sales decreased 10% Q/Q and decreased 6% Y/Y

•	SSD controller sales: 4Q of 2024 decreased 5% to 10% Q/Q and decreased 5% to 10% Y/Y

•	eMMC+UFS controller sales: 4Q of 2024 decreased 10% to 15% Q/Q and were flat Y/Y

•	SSD solutions sales: 4Q of 2024 decreased 35% to 40% Q/Q and decreased 25% to 30% Y/Y

•	Announced annual cash dividend of $2.00 per American Depositary Share (“ADS”)

Financial Highlights

	4Q 2024 GAAP	4Q 2024 Non-GAAP*
• Net sales	$191.2 million (-10% Q/Q, -6% Y/Y)	$191.2 million (-10% Q/Q, -6% Y/Y)
• Gross margin	46.8%	47.0%
• Operating margin	10.3%	16.5%
• Earnings per diluted ADS	$0.68	$0.91

	Full Year 2024 GAAP	Full Year 2024 Non-GAAP*
• Net sales	$803.6 million (+26% Y/Y)	$803.6 million (+26% Y/Y)
• Gross margin	46.1%	46.2%
• Operating margin	11.6%	15.3%
• Earnings per diluted ADS	$2.69	$3.43

*	Please see supplemental reconciliations of U.S. Generally Accepted Accounting Principles (“GAAP”) to all non-GAAP financial measures mentioned herein towards the end of this news release.

TAIPEI, Taiwan and MILPITAS, Calif., February 6, 2025 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion,” the “Company” or “we”) today announced its financial results for the quarter ended December 31, 2024. For the fourth quarter of 2024, net sales (GAAP) decreased sequentially to $191.2 million from $212.4 million in the third quarter of 2024. Net income (GAAP) increased to $23.0 million, or $0.68 per diluted ADS (GAAP), from net income (GAAP) of $20.8 million, or $0.62 per diluted ADS (GAAP), in the third quarter of 2024.

For the fourth quarter of 2024, net income (non-GAAP) decreased to $30.9 million, or $0.91 per diluted ADS (non-GAAP), from net income (non-GAAP) of $31.0 million, or $0.92 per diluted ADS (non-GAAP), in the third quarter of 2024.

All financial numbers are in U.S. dollars unless otherwise noted.

Fourth Quarter of 2024 Review

“We continued to execute well in the fourth quarter of 2024 despite the challenging consumer market, delivering revenue within our guided range and further expanding of our gross margin,” said Wallace Kou, President and CEO of Silicon Motion. ”For the full-year 2024, revenue rebounded strongly, growing 26% as compared to full-year 2023 and well above our initial expectations at the start of the year. For the full-year 2024, gross margin (non-GAAP) increased to 46.2% from 43.0% in 2023 despite the overall market weakness in the second half of 2024. We successfully launched our industry-leading PCIE Gen 5 controllers in the second half of 2024, winning four of the six flash makers and multiple module maker customers, which are all anticipated to ramp up throughout 2025. While the consumer market remains challenging in the near-term, we remain focused on delivering strong, sustainable long-term growth by broadening our product portfolio, expanding into new markets and growing our market share in the consumer, enterprise, automotive, industrial and commercial storage markets.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	4Q 2024	3Q 2024	4Q 2023	4Q 2024	3Q 2024	4Q 2023
Revenue	$191.2	$212.4	$202.4	$191.2	$212.4	$202.4
Gross profit	$89.5	$99.3	$88.5	$89.9	$99.3	$89.3
Percent of revenue	46.8%	46.7%	43.7%	47.0%	46.8%	44.1%
Operating expenses	$69.9	$74.8	$71.0	$58.3	$65.1	$61.5
Operating profit	$19.7	$24.5	$17.6	$31.6	$34.2	$27.8
Percent of revenue	10.3%	11.5%	8.7%	16.5%	16.1%	13.8%
Earnings per diluted ADS	$0.68	$0.62	$0.63	$0.91	$0.92	$0.93

Other Financial Information

(in millions)	4Q 2024	3Q 2024	4Q 2023
Cash, cash equivalents, restricted cash and short-term investments—end of period	$334.3	$368.6	$369.0
Routine capital expenditures	$7.3	$7.4	$3.5
Dividend payments	$16.8	$16.8	$16.7

During the fourth quarter of 2024, we had $10.8 million of capital expenditures, including $7.3 million for the routine purchases of testing equipment, software, design tools and other items, and $3.5 million for building construction in Hsinchu.

Business Outlook

“Longer-term, we expect to continue increasing our market share within the mobile and PC markets through greater outsourcing by the NAND flash makers, which should drive greater revenue and profitability for Silicon Motion,” said Mr. Kou. “This year, we expect to benefit from the introduction of several new products, including our 8-channel PCIe Gen 5 controller that started shipping in the second half of 2024, our new UFS 4.1 controller for the mobile market that will begin to ramp-up in the second half of this year, and our new 4-channel mainstream PCIe Gen 5 that we expect to launch late this year. Additionally, we will benefit from our many automotive controllers that are rapidly expanding across multiple applications and our MonTitan suite of enterprise controllers that just started shipping in the second half of 2024 and are expected to increase in the second half of this year. Consumer demand remains weak in the first half of 2025 and is proving more challenging than we initially anticipated; however, we expect a strong rebound in the second half of this year driven from new product introductions and new project wins with our OEM customers, reaching close to a run-rate of $1 billion in annual revenue in 4Q25.”

For the first quarter of 2025, management expects:

(in millions, except percentages)	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$158m to $167m -17.5% to -12.5% Q/Q	—	$158m to $167m -17.5% to -12.5% Q/Q
Gross margin	46.9% to 47.4%	Approximately $0.1m*	47.0% to 47.5%
Operating margin	2.3% to 5.2%	Approximately $7.5m to $8.5m**	7.7% to 9.7%

*	Projected gross margin (non-GAAP) excludes $0.1 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $7.5 million to $8.5 million of stock-based compensation and dispute related expenses.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on February 6, 2025.

Conference Call Details

Participants must register in advance to join the conference call using the link provided below. Conference access information (including dial-in information and a unique access PIN) will be provided in the email received upon registration.

Participant Online Registration:

https://register.vevent.com/register/BI742c56c62eb0464e9ba0c61a39fa4c91

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), gross margin (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), operating margin (non-GAAP), non-operating income (expense) (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP and may be different from similarly-titled non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Restructuring charges relate to the restructuring of our underperforming product lines, principally the write-down of NAND flash, embedded DRAM and SSD inventory valuation and severance payments.

M&A transaction expenses consist of legal, financial advisory and other fees related to the transaction.

Dispute related expenses consist of legal, consultant, other fees and resolution related to the dispute.

Foreign exchange loss (gain) consists of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Realized/Unrealized loss (gain) on investments relates to the disposal and net change in fair value of long-term investments.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Year Ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2023	2024	2024	2023	2024
	($)	($)	($)	($)	($)
Net Sales	202,379	212,412	191,160	639,142	803,552
Cost of sales	113,854	113,142	101,635	368,752	432,862

Gross profit	88,525	99,270	89,525	270,390	370,690
Operating expenses
Research & development	56,432	58,486	54,156	174,357	217,822
Sales & marketing	6,205	7,009	7,360	26,920	27,450
General & administrative	7,600	9,315	8,350	27,923	31,354
Loss from settlement of litigation	720	—	—	1,312	1,250

Operating income	17,568	24,460	19,659	39,878	92,814
Non-operating income (expense)
Interest income, net	4,221	3,518	3,768	12,246	14,528
Foreign exchange gain (loss), net	(1,117)	(488)	1,046	914	1,391
Realized/Unrealized gain(loss) on investments	(51)	(602)	956	8,002	601
Others, net	8	—	—	8	—

Subtotal	3,061	2,428	5,770	21,170	16,520

Income before income tax	20,629	26,888	25,429	61,048	109,334
Income tax expense (benefit)	(464)	6,045	2,389	8,175	18,614

Net income	21,093	20,843	23,040	52,873	90,720

Earnings per basic ADS	0.63	0.62	0.68	1.59	2.70
Earnings per diluted ADS	0.63	0.62	0.68	1.58	2.69
Margin Analysis:
Gross margin	43.7%	46.7%	46.8%	42.3%	46.1%
Operating margin	8.7%	11.5%	10.3%	6.2%	11.6%
Net margin	10.4%	9.8%	12.1%	8.3%	11.3%
Additional Data:
Weighted avg. ADS equivalents	33,416	33,687	33,690	33,353	33,642
Diluted ADS equivalents	33,587	33,700	33,814	33,470	33,722

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Year Ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2023	2024	2024	2023	2024
	($)	($)	($)	($)	($)
Gross profit (GAAP)	88,525	99,270	89,525	270,390	370,690
Gross margin (GAAP)	43.7%	46.7%	46.8%	42.3%	46.1%
Stock-based compensation (A)	106	63	162	406	311
Restructuring charges	648	—	164	3,996	209
Gross profit (non-GAAP)	89,279	99,333	89,851	274,792	371,210
Gross margin (non-GAAP)	44.1%	46.8%	47.0%	43.0%	46.2%
Operating expenses (GAAP)	70,957	74,810	69,866	230,512	277,876
Stock-based compensation (A)	(5,680)	(3,595)	(9,585)	(17,141)	(16,645)
M&A transaction expenses	288	—	—	(2,606)	—
Dispute related expenses	(3,477)	(6,076)	(1,999)	(6,973)	(13,135)
Restructuring charges	(638)	—	—	(5,217)	—
Operating expenses (non-GAAP)	61,450	65,139	58,282	198,575	248,096
Operating profit (GAAP)	17,568	24,460	19,659	39,878	92,814
Operating margin (GAAP)	8.7%	11.5%	10.3%	6.2%	11.6%
Total adjustments to operating profit	10,261	9,734	11,910	36,339	30,300
Operating profit (non-GAAP)	27,829	34,194	31,569	76,217	123,114
Operating margin (non-GAAP)	13.8%	16.1%	16.5%	11.9%	15.3%
Non-operating income (expense) (GAAP)	3,061	2,428	5,770	21,170	16,520
Foreign exchange loss (gain), net	1,117	488	(1,046)	(914)	(1,391)
Realized/Unrealized holding loss (gain) on investments	51	602	(956)	(8,002)	(601)
Non-operating income (expense) (non-GAAP)	4,229	3,518	3,768	12,254	14,528
Net income (GAAP)	21,093	20,843	23,040	52,873	90,720
Total pre-tax impact of non-GAAP adjustments	11,429	10,824	9,908	27,423	28,308
Income tax impact of non-GAAP adjustments	(1,202)	(649)	(2,049)	(4,169)	(3,064)
Net income (non-GAAP)	31,320	31,018	30,899	76,127	115,964
Earnings per diluted ADS (GAAP)	$0.63	$0.62	$0.68	$1.58	$2.69
Earnings per diluted ADS (non-GAAP)	$0.93	$0.92	$0.91	$2.27	$3.43
Shares used in computing earnings per diluted ADS (GAAP)	33,587	33,700	33,814	33,470	33,722
Non-GAAP adjustments	110	109	181	129	84
Shares used in computing earnings per diluted ADS (non-GAAP)	33,697	33,809	33,995	33,599	33,806
(A) Excludes stock-based compensation as follows:
Cost of sales	106	63	162	406	311
Research & development	4,103	2,377	6,670	11,709	11,284
Sales & marketing	361	455	978	1,858	1,954
General & administrative	1,216	763	1,937	3,574	3,407

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Dec. 31,	Sep. 30,	Dec. 31,
	2023	2024	2024
	($)	($)	($)
Cash and cash equivalents	314,302	313,924	276,068
Accounts receivable (net)	194,701	202,726	233,744
Inventories	216,950	214,574	201,154
Refundable deposits – current	49,656	51,102	54,645
Prepaid expenses and other current assets	17,636	38,246	31,187

Total current assets	793,245	820,572	796,798
Long-term investments	17,116	16,878	17,326
Property and equipment (net)	167,417	181,983	188,398
Other assets	30,183	29,304	30,354

Total assets	1,007,961	1,048,737	1,032,876

Accounts payable	55,586	30,888	17,773
Income tax payable	7,544	14,444	13,176
Accrued expenses and other current liabilities	149,680	131,143	168,624

Total current liabilities	212,810	176,475	199,573
Other liabilities	60,455	62,673	59,548

Total liabilities	273,265	239,148	259,121
Shareholders’ equity	734,696	809,589	773,755

Total liabilities & shareholders’ equity	1,007,961	1,048,737	1,032,876

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended			For the Year Ended
	Dec. 31, 2023 ($)	Sep. 30, 2024 ($)	Dec. 31, 2024 ($)	Dec. 31, 2023 ($)	Dec. 31, 2024 ($)
Net income	21,093	20,843	23,040	52,873	90,720
Depreciation & amortization	5,356	6,664	7,256	21,810	25,331
Stock-based compensation	5,786	3,658	9,747	17,547	16,956
Investment losses (gain) & disposals	(432)	602	(956)	(8,217)	(601)
Changes in operating assets and liabilities	11,582	22,280	(45,245)	65,070	(55,213)

Net cash provided by (used in) operating activities	43,385	54,047	(6,158)	149,083	77,193

Purchase of property & equipment	(10,758)	(12,436)	(10,836)	(50,313)	(44,449)
Proceeds from disposal of properties	1,228	—	3	1,228	3
Purchase of long-term investments	—	—	(4,173)	—	(4,173)
Disposal of long-term investments	—	—	4,432	—	4,432

Net cash used in investing activities	(9,530)	(12,436)	(10,574)	(49,085)	(44,187)

Dividend payments	(16,676)	(16,812)	(16,814)	(16,690)	(67,254)

Net cash used in financing activities	(16,676)	(16,812)	(16,814)	(16,690)	(67,254)

Net increase (decrease) in cash, cash equivalents & restricted cash	17,179	24,799	(33,546)	83,308	(34,248)
Effect of foreign exchange changes	1,508	186	(717)	(1,373)	(409)
Cash, cash equivalents & restricted cash—beginning of period	350,303	343,611	368,596	287,055	368,990

Cash, cash equivalents & restricted cash—end of period	368,990	368,596	334,333	368,990	334,333

Shareholder Litigation:

On August 31, 2023, a Silicon Motion ADS holder (the “Plaintiff”) filed a putative class action complaint in the United States District Court for the Southern District of California, captioned Water Island Event-Driven Fund v. MaxLinear, Inc., No. 23-cv-01607 (S.D. Cal.), asserting claims against MaxLinear, Inc. (“MaxLinear”) and two of its officers (the “MaxLinear Defendants”) for alleged violations of (i) Section 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10b-5 promulgated thereunder and (ii) Section 20(a) of the Exchange Act, in connection with alleged false and misleading statements made by the MaxLinear Defendants between June 6, 2023 and July 26, 2023 concerning MaxLinear’s intent to consummate the merger agreement it had entered into with Silicon Motion. On August 28, 2024, the Court dismissed the complaint against the MaxLinear Defendants without prejudice for lack of standing. On September 18, 2024, the Plaintiff filed an amended complaint against the MaxLinear Defendants, and also added Silicon Motion and two of its officers (the “Silicon Motion Defendants”), asserting substantially similar claims under the Exchange Act. The complaint seeks compensatory damages, including interest, costs and expenses, and such other equitable or injunctive relief that the court deems appropriate. The motion to dismiss the amended complaint is fully briefed. The Silicon Motion Defendants believe that the claims asserted against them are without merit and intend to defend themselves vigorously.

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers;

general economic conditions or conditions in the semiconductor or consumer electronics markets; the impact of inflation on our business and customer’s businesses and any effect this has on economic activity in the markets in which we operate; the functionalities and performance of our information technology (“IT”) systems, which are subject to cybersecurity threats and which support our critical operational activities, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology; the effects on our business and our customer’s business taking into account the ongoing U.S.-China tariffs and trade disputes; the uncertainties associated with any future global or regional pandemic; the continuing tensions between Taiwan and China including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2024. Other than as required under the securities laws, we do not intend, and do not undertake any obligation to, update or revise any forward-looking statements, which apply only as of the date of this news release.

Silicon Motion Investor Contacts:

Tom Sepenzis	Selina Hsieh
Senior Director of IR & Strategy	Investor Relations
tsepenzis@siliconmotion.com	ir@siliconmotion.com